SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company and Name of Filing Person (Offeror))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$446,033	$24.88

*   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 356,826 outstanding shares of Convertible Preferred Stock, par value $0.05 per share, are being purchased at the tender offer price of $1.25 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.88	Filing Party: Colonial Commercial Corp. (Issuer and Filing Person)

Form or Registration No.: SC TO-I	Date Filed: July 9, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the Tender Offer by Colonial Commercial Corp., a New York corporation (“Colonial” or the “Company”), to purchase for cash any and all shares of its Convertible Preferred Stock, par value $0.05 per share, at a price of $1.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, summary term sheet, special factors and the Tender Offer, dated August 20, 2009 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Tender Offer. Because our directors and executive officers have advised us that they do not intend to tender preferred stock in the Tender Offer, we expect to be able purchase only a maximum of 356,826 shares of Convertible Preferred Stock pursuant to this Tender Offer of the total 447,891 shares of Preferred Stock issued and outstanding. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Colonial Commercial Corp. The address of the principal executive offices of Colonial Commercial Corp. is 275 Wagaraw Road, Hawthorne, NJ 07506. The telephone number of the principal executive offices of Colonial Commercial Corp. is (973) 427-3320.

(b) Securities. The information set forth in the Introduction to the Tender Offer is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 6 to the Tender Offer (“Price Range of Shares; Dividends”) is incorporated herein by reference.

(d) Dividends. Colonial has not paid any dividends, and is prohibited from paying dividends under its agreement with Wells Fargo Bank, National Association.

(e) Prior Public Offerings. Colonial has not made any underwritten public offerings of its common stock during the past three years.

(f) Prior Stock Purchases. The information set forth under the caption “The Filing Person” in Section 8 to the Tender Offer (“Information about Us and the Shares”) is incorporated herein by reference.  The information set forth under the following sections to Schedule I of the Offer to Purchase is incorporated herein by reference: Section 4 (“Securities Transactions”) and Section 7 (“Equity Transactions”).

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Colonial Commercial Corp. is the filing person of this Tender Offer document. Colonial’s address and telephone number is set forth in Item 2 above.

(b) Not applicable.

(c) Business and Background of Filing Person. The information set forth under the caption “The Filing Person” in Section 8 to the Tender Offer (“Information about Us and the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;

Special Factors;

Introduction to the Tender Offer;

The following sections to the Tender Offer:

Section 1 (“Price”);

Section 2 (“Procedures for Tendering Shares”);

Section 3 (“Withdrawal Rights”);

Section 4 (“Purchase of Shares and Payment for Purchase Price”);

Section 5 (“Conditions of the Tender Offer”);

Section 6 (“Price Range of Shares; Dividends”);

Section 7 (“Source and Amount of Funds”);

Section 8 (“Information about Us and the Shares”);

Section 9 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act and the OTC Bulletin Board”);

Section 10 (“Legal Matters; Regulatory Approvals”);

Section 11 (“U.S. Federal Income Tax Consequences”);

Section 12 (“Extension of the Tender Offer; Termination; Amendment”);

Section 13 (“Fees and Expenses”); and

Section 14 (“Miscellaneous”).

Schedule I.

Schedule II.

(b)  Purchases. The information set forth in Section 6 of the Special Factors (“Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares”) and the information set forth in the Introduction to the Tender Offer is incorporated herein by reference.

(c) Different Terms. There are no terms or arrangements treating any Colonial Preferred Stock holders differently from another.

(d) Appraisal Rights. Appraisal rights are not available.

(e) Provisions for Unaffiliated Security Holders. No provisions have been made to grant unaffiliated security holders access to the corporate files of Colonial or to obtain counsel or appraisal services at the expense of Colonial or any other filing person.

(f) Eligibility for Listing or Trading. Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions and (e) Agreements involving the subject company's securities. The information contained in the following sections of the Offer to Purchase regarding (i) Transactions; and (ii) Agreements involving the subject company's securities is incorporated herein by reference: Section 6 of the Special Factors (“Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares”); Section 3 (“Transactions with Related Persons, Promoters, and Certain Control Persons”) of Schedule I to the Offer to Purchase; and Section 5 (“Notes Payable”) of Schedule I to the Offer to Purchase.

(b) Significant Corporate Events. During the past two years, there have been no negotiations, transactions or material contracts between the 13E-3 Filing Persons and Colonial or its affiliates concerning any merger, consolidation, acquisition, election of Colonial directors, sale or other transfer of material assets or tender offer, other than for the odd-lot tender offer by Colonial that is described in Section 3 of the Special Factors (“Background of the Tender Offer”) and in Schedule I to the Offer to Purchase under Section 4 (“Securities Transactions”) and Section 7 (“Equity Transactions”) all of which are incorporated herein by reference.

(c) Negotiations or Contacts. During the past two years, there have been no negotiations or material contacts concerning the matters referred to in paragraph (b) of this Item 5 between Colonial and its affiliates.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes; (b) Use of Securities Acquired; (c) and Plans. The information contained in the following sections of the Offer to Purchase regarding (i) the purposes of the transaction; (ii) the use of securities acquired in the transaction; and (iii) plans, is incorporated herein by reference:

Summary Term Sheet;

Section 1 of the Special Factors (“Purpose of and Reasons for the Tender Offer”);

Section 2 of the Special Factors (“Lack of Certain Plans”); and

Section 9 of the Tender Offer (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act and the OTC Bulletin Board”).

Item 7. Source and Amount of Funds and Other Consideration.

(a)” Source of Funds”; (b) “Conditions” and (d) “Borrowed Funds”. Section 7 of the Tender Offer (“Source and Amount of Funds”), which contains information regarding (i) “source of funds”; (ii) “conditions”; and (iii) “borrowed funds”, is incorporated herein by reference.

(c) Expenses. The information set forth in Section 7 of the Tender Offer (“Source and Amount of Funds”) and Section 13 of the Tender Offer (“Fees and Expenses”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Securities Ownership; The information set forth in Section 6 of the Special Factors (“Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares”) and Section 2 (“Security Ownership of Certain Beneficial Owners and Management”) of Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in Section 13 of the Tender Offer (“Fees and Expenses”) is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in Section 13 of the Tender Offer (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

(1) Colonial’s audited financial statements for the fiscal years ended December 31, 2007 and 2008 set forth in Section 8 to the Tender Offer (“Information about Us and the Shares”) is incorporated herein by reference.

(2) The unaudited financial statements for Colonial included in Part I, Item I of the Corporation’s Form 10-Q for the quarter ended June 30, 2009 set forth in Section 8 to the Tender Offer (“Information about Us and the Shares”) is incorporated herein by reference.

(3) Ratio of Earnings to Fixed Charges. The information in Section 8 (“Information about Us and the Shares”) of the Tender Offer is incorporated herein by reference.

(4) Book Value. The information in Section 8 (“Information about Us and the Shares”) of the Tender Offer is incorporated herein by reference.

(b) Pro Forma Information.

(1) Pro Forma Balance Sheet at June 30, 2009. The information in Section 8 (“Information about Us and the Shares”) of the Tender Offer is incorporated herein by reference.

(2) Pro Forma Statements of Operations and Earnings Per Share for the six months ended June 30, 2009 and the year ended December 31, 2008 in Section 8 (“Information about Us and the Shares”) of the Tender Offer are incorporated herein by reference.

(3) Pro Forma Book Value Per Share at June 30, 2009. The information in Section 8 (“Information about Us and the Shares”) of the Tender Offer is incorporated herein by reference.

The information set forth under the caption “Financial Statements” in Section 8 (“Information about Us and the Shares”) of the Tender Offer is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the following sections is incorporated herein by reference: Section 6 of the Special Factors (“Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares”), Section 8 of the Tender Offer (“Information about Us and the Shares”), Section 10 of the Tender Offer (“Legal Matters; Regulatory Approvals”) and Schedule I of the Offer to Purchase.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal is incorporated herein by reference.

(c) Accounting Treatment. We will account for this transaction using the constructive retirement method of accounting wherein the aggregate par value of the stock is charged to the capital stock account and the excess of cost over par value is charged to paid-in capital.

Item 12. Exhibits.

(a)(1)	Offer to Purchase, dated August 20, 2009*

(a)(2)	Letter of Transmittal*

(a)(3)	Notice of Guaranteed Delivery*

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(5)	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients *

(a)(6)	Letter to holders of Convertible Preferred Stock of Colonial*

(a)(7)	Press release, dated July 9, 2009 incorporated herein by reference from Exhibit 99.1 to Form 8-K filed July 9, 2009

(a)(8)	Consent of Registered Independent Public Accounting Firm*

(a)(9)	Press Release dated July 14, 2009

(a)(10)	Current Report on Form 8-K filed August 5, 2009

(a)(11)	Press Release dated August 5, 2009

(b)(1)	Form of Note Payable*

(c)(1)	Financial Advisor Retainer Agreement*

(c)(2)	Opinion of Financial Advisor*

(d)(1)(a)
Private Placement Purchase Agreement dated July 29, 2004 by and among Colonial Commercial Corp, and the persons who are counterparts to the Agreement as “Investors,” incorporated herein by reference from Exhibit 4.1 to Form 10-Q filed August 16, 2004

(d)(1)(b)	Convertible Note Payable, incorporated herein by reference from Exhibit 4.2 to Form 10-Q filed August 16, 2004

(d)(1)(c)
Amendment No. 1 dated March 27, 2008 to the Convertible Note Payable dated as of July 29, 2004 by and among Colonial Commercial Corp. and Rita Folger, incorporated herein by reference from Exhibit 10.13(c) to Form 10-K filed March 31, 2008

(d)(1)(d)
Amendment No. 1 dated March 27, 2008 to the Convertible Note Payable dated as of July 29, 2004 by and among Colonial Commercial Corp. and William Pagano, incorporated herein by reference from Exhibit 10.13(d) to Form 10-K filed March 31, 2008

(d)(1)(e)
Amendment No. 2 dated February 12, 2009 to the Convertible Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Rita Folger, incorporated herein by reference from Exhibit 10.06 to Form 8-K filed February 13, 2009

(d)(1)(f)
Amendment No. 2 dated February 12, 2009 to the Convertible Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and William Pagano, incorporated herein by reference from Exhibit 10.09 to Form 8-K filed February 13, 2009

(d)(2)(a)
Private Placement Agreement dated July 29, 2004 by and among Michael Goldman and Goldman Associates of New York, Inc., incorporated herein by reference from Exhibit 4.4 to Form 10-Q filed August 16, 2004

(d)(2)(b)	Secured Note, incorporated herein by reference from Exhibit 4.5 to Form 10-Q filed August 16, 2004

(d)(2)(c)	Warrant, incorporated herein by reference from Exhibit 4.6 to Form 10-Q filed August 16, 2004

(d)(2)(d)
Amendment No. 1 dated March 27, 2008 to the Secured Note Payable dated as of July 29, 2004 by and among Colonial Commercial Corp. and Goldman Associates of New York, Inc., incorporated herein by reference from Exhibit 10.14(d) to Form 10-K filed March 31, 2008

(d)(2)(e)
Amendment No. 2 dated February 12, 2009 to the Secured Note Payable dated as of July 29, 2004 by and between Colonial Commercial Corp. and Goldman Associates of New York, Inc., incorporated herein by reference from Exhibit 10.03 to Form 8-K filed February 13, 2009

(d)(3)(a)
Credit Security Agreement dated July 28, 2004 between American/Universal Supply, Inc., The RAL Supply Group, Inc. and Universal Supply Group, Inc. to Wells Fargo Business Credit, Inc., incorporated herein by reference from Exhibit 10.1 to Form 10-Q filed August 16, 2004

(d)(3)(b)	First Amendment to the Credit Security Agreement dated May 11, 2006, incorporated herein by reference from Exhibit 10.02 to Form 8-K filed June 27, 2006

(d)(3)(c)	Second Amendment to the Credit Security Agreement dated September 10, 2007, incorporated herein by reference from Exhibit 10.08 to Form 8-K filed September 14, 2007

(d)(4)	Form of Depositary Agreement*

(d)(5)	Form of Escrow Agreement among Colonial Commercial Corp., American Stock Transfer & Trust Company and the Private Lenders *

(e)(f)(g)(h)	Not Applicable.

*Filed herewith

Item 13. Information Required by Schedule 13E-3.

Schedule 13e-3, Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information contained in Section 1 of the Special Factors (“Purpose of and Reasons for the Tender Offer”) is incorporated herein by reference.

(b) Alternatives. The information contained in Section 3 of the Special Factors (“Background of the Tender Offer”) and Section 4 of the Special Factors (“Alternatives to the Tender Offer”) is incorporated herein by reference.

(c) Reasons. The information contained in Section 1 of the Special Factors (“Purpose of and Reasons for the Tender Offer”) and Section 3 of the Special Factors (“Background of the Tender Offer”) is incorporated herein by reference.

 (d) Effects. The information in the Offer to Purchase under the following sections is incorporated herein by reference: Section 5 of the Special Factors (“Effects of the Tender Offer”), Section 8 (“Information about Us and the Shares”) of the Tender Offer, Section 9 (“Effect of the Tender Offer on the Market for Shares; Registration under the Exchange act and the OTC Bulletin Board”) of the Tender Offer, and Section 11 (“U.S. Federal Income Tax Consequences”) of the Tender Offer.

Schedule 13e-3, Item 8. Fairness of Transaction.

(a) Fairness. The information in Section 7 of the Special Factors (“Fairness of the Tender Offer”) is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information in Section 7 (“Fairness of the Tender Offer”) and Section 8 (“Fairness Opinion of Our Financial Adviser”) of the Special Factors is incorporated herein by reference.

(c) Approval of Security Holders. The information in Section 7 (“Fairness of the Tender Offer”) of the Special Factors is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in Section 3 (“Background of the Tender Offer”) of the Special Factors is incorporated herein by reference.

(e) Approval of Directors. The Rule 13e-3 transaction was approved by a majority of directors who are not employees of Colonial.

(f) Other Offers. During the past two years, there have been no firm offers by any unaffiliated person for (i) the merger or consolidation of Colonial with or into another company, or vice versa, (ii) the sale or other transfer of all or any substantial part of the assets of Colonial, or (iii) a purchase of Colonial securities that would enable the holder to exercise control of Colonial.

Schedule 13e-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information contained in Section 3 (“Background of the Tender Offer”) of the Special Factors, Section 7 (“Fairness of the Tender Offer”) of the Special Factors and Section 8 (“Fairness Opinion of our Financial Advisor”) of the Special Factors is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information contained in Section 3 (“Background of the Tender Offer”) of the Special Factors, Section 7 (“Fairness of the Tender Offer”) of the Special Factors and Section 8 (“Fairness Opinion of our Financial Adviser”) of the Special Factors is incorporated herein by reference.

(c) Availability of Documents. The Opinion of Chartered Capital Advisers, Inc. has been included as Exhibit (c)(2) to this Schedule TO.

These documents will be made available for inspection and copying at the principal executive offices of Colonial during its regular business hours by any interested stockholder, or representative of a stockholder designated as such, in writing. Colonial will also provide copy of these documents to any interested stockholder or their representative who has been so designated in writing upon written request and at the expense of the requesting stockholder.

Schedule 13e-3, Item 12. The Solicitation or Recommendation.

(a) Intent to Tender or Vote in a Going-Private Transaction. No executive officer, director or affiliate of Colonial, (or any person specified in Instruction C to this Schedule) currently intends to tender Preferred Stock held by that person.

(b) Recommendations of Others. No executive officer, director or affiliate of Colonial, (or any person specified in Instruction C to this Schedule) has made a recommendation either in support of or opposed to the Tender Offer transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLONIAL COMMERCIAL CORP.

By: /s/ William Pagano

Name: William Pagano

Title: Chief Executive Officer

Dated: August 20, 2009